================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 3)

                               Critical Path, Inc.

                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)

                                    22674V100
                                 (CUSIP Number)

                                Thomas J. Murphy
                    c/o General Atlantic Service Corporation
                                3 Pickwick Plaza
                          Greenwich, Connecticut 06830
                            Tel. No.: (203) 629-8600
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                 March 29, 2005
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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
---------------------                                      ---------------------
22674V100                                                           Page 2 of 12
---------------------                                      ---------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         General Atlantic LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-

                                ------------------------------------------------
                                8     SHARED VOTING POWER

       NUMBER OF                      40,812,012 shares of common stock,
        SHARES                        par value $0.001
  BENEFICIALLY OWNED            ------------------------------------------------
  BY EACH REPORTING              9    SOLE DISPOSITIVE POWER
        PERSON
         WITH                         -0-

                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      40,812,012 shares of common stock,
                                      par value $0.001
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         40,812,012 shares of common stock, par value $0.001
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         58.4%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

---------------------                                      ---------------------
22674V100                                                           Page 3 of 12
---------------------                                      ---------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         General Atlantic Partners 74, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-

                                ------------------------------------------------
                                8     SHARED VOTING POWER

       NUMBER OF                      40,812,012 shares of common stock,
        SHARES                        par value $0.001
  BENEFICIALLY OWNED            ------------------------------------------------
  BY EACH REPORTING              9    SOLE DISPOSITIVE POWER
        PERSON
         WITH                         -0-

                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      40,812,012 shares of common stock,
                                      par value $0.001
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         40,812,012 shares of common stock, par value $0.001
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         58.4%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

---------------------                                      ---------------------
22674V100                                                           Page 4 of 12
---------------------                                      ---------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GapStar, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-

                                ------------------------------------------------
                                8     SHARED VOTING POWER

       NUMBER OF                      40,812,012 shares of common stock,
        SHARES                        par value $0.001
  BENEFICIALLY OWNED            ------------------------------------------------
  BY EACH REPORTING              9    SOLE DISPOSITIVE POWER
        PERSON
         WITH                         -0-

                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      40,812,012 shares of common stock,
                                      par value $0.001
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         40,812,012 shares of common stock, par value $0.001
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         58.4%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

---------------------                                      ---------------------
22674V100                                                           Page 5 of 12
---------------------                                      ---------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GAP Coinvestment Partners II, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-

                                ------------------------------------------------
                                8     SHARED VOTING POWER

       NUMBER OF                      40,812,012 shares of common stock,
        SHARES                        par value $0.001
  BENEFICIALLY OWNED            ------------------------------------------------
  BY EACH REPORTING              9    SOLE DISPOSITIVE POWER
        PERSON
         WITH                         -0-

                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      40,812,012 shares of common stock,
                                      par value $0.001
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         40,812,012 shares of common stock, par value $0.001
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         58.4%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

---------------------                                      ---------------------
22674V100                                                           Page 6 of 12
---------------------                                      ---------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GAPCO Management GmbH
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Germany
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-

                                ------------------------------------------------
                                8     SHARED VOTING POWER

       NUMBER OF                      40,812,012 shares of common stock,
        SHARES                        par value $0.001
  BENEFICIALLY OWNED            ------------------------------------------------
  BY EACH REPORTING              9    SOLE DISPOSITIVE POWER
        PERSON
         WITH                         -0-

                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      40,812,012 shares of common stock,
                                      par value $0.001
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         40,812,012 shares of common stock, par value $0.001
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         58.4%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

---------------------                                      ---------------------
22674V100                                                           Page 7 of 12
---------------------                                      ---------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GAPCO GmbH & Co. KG
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Germany
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-

                                ------------------------------------------------
                                8     SHARED VOTING POWER

       NUMBER OF                      40,812,012 shares of common stock,
        SHARES                        par value $0.001
  BENEFICIALLY OWNED            ------------------------------------------------
  BY EACH REPORTING              9    SOLE DISPOSITIVE POWER
        PERSON
         WITH                         -0-

                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      40,812,012 shares of common stock,
                                      par value $0.001
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         40,812,012 shares of common stock, par value $0.001
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         58.4%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

---------------------                                      ---------------------
22674V100                                                           Page 8 of 12
---------------------                                      ---------------------

ITEM 1. SECURITY AND ISSUER.

This Amendment No. 3 (this "Amendment") to Schedule 13D is filed by the undersigned to amend and supplement the Schedule 13D, dated December 21, 2001 (the "Original 13D"), Amendment No. 1 thereto, dated July 13, 2004 ("Amendment No. 1"), and Amendment No. 2 thereto, dated December 30, 2004 ("Amendment No. 2") with respect to the shares of Common Stock, par value $0.001 per share (the "Common Stock"), of Critical Path, Inc., a California corporation (the "Company"). The address of the principal executive office of the Company is 532 Folsom Street, San Francisco, CA 94105. Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in the Original 13D, as amended by Amendment No. 1 and Amendment No. 2.

ITEM 2. IDENTITY AND BACKGROUND.

Item 2 is hereby amended and restated in its entirety as follows.

This statement is being filed by a group, as defined in Rule 13d-5 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The members of the group are General Atlantic LLC, a Delaware limited liability company (formerly known as General Atlantic Partners, LLC, "GA"), General Atlantic Partners 74, L.P., a Delaware limited partnership ("GAP 74"), GapStar, LLC, a Delaware limited liability company ("GapStar"), GAP Coinvestment Partners II, L.P., a Delaware limited partnership ("GAPCO"), GAPCO GmbH & Co. KG, a German limited partnership ("KG"), and GAPCO Management GmbH, a German corporation ("GmbH Management" and, collectively with GA, GAP 74, GapStar, GAPCO and KG, the "Reporting Persons"). The Reporting Persons (other than KG and GmbH Management) are located at 3 Pickwick Plaza, Greenwich, Connecticut 06830. KG and GmbH Management are located c/o General Atlantic Partners GmbH, Koenigsallee 62, 40212 Duesseldorf, Germany. Each of the Reporting Persons is engaged in acquiring, holding and disposing of interests in various companies for investment purposes. The general partner of GAP 74 is GAP. GAP is also the sole member of GapStar. GmbH Management is the general partner of KG.

The Managing Directors of GA are Steven A. Denning (Chairman), William E. Ford (President), Peter L. Bloom, Mark F. Dzialga, Klaus Esser, Vince Feng, William
O. Grabe, Abhay Havaldar, David C. Hodgson, Braden R. Kelly, Rene M. Kern, Marc
F. McMorris, Matthew Nimetz, Franchon M. Smithson, Tom C. Tinsley, Philip P. Trahanas and Florian P. Wendelstadt (collectively, the "GA Managing Members"). The general partners of GAPCO are GA Managing Members. The business address of each of the GA Managing Members (other than Messrs. Esser, Feng, Havaldar, Kelly, Tinsley and Wendelstadt) is 3 Pickwick Plaza, Greenwich, Connecticut 06830. The business address of Mr. Esser is Koenigsallee 62, 40212 Duesseldorf, Germany. The business address of Mr. Feng is 18/F One International Finance Centre, 4 Harbour View Street, Central Hong Kong. The business address of Mr. Havaldar is Room 222, The Taj Mahal Hotel, ApolloEBunder, Mumbai 400 001, India. The business address of Mr. Tinsley is 2401 Pennsylvania Avenue, N.W., Washington, D.C. 20037. The business address of Mr. Wendelstadt is 83 Pall Mall, Sixth Floor, London SW1Y 5ES, United Kingdom. The business address of Mr. Kelly is 228 Hamilton Avenue, Palo Alto, California 94301. Each of the GA Managing Members, other than Messrs. Esser, Halvaldar, Kern and Wendelstadt, is a citizen of the United States. Messrs. Esser, Kern and Wendelstadt are citizens of Germany. Mr. Feng is a citizen of the United States and Taiwan. Mr. Havaldar is a citizen of India. The present principal occupation or employment of each of the GA Managing Members is as a managing member of GAP.

None of the Reporting Persons and none of the above individuals has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended by adding the following at the end thereof:

On March 29, 2005, in accordance with the Note and Warrant Purchase Agreement, the GAP Purchasers purchased promissory notes of the Company in the aggregate principal amount of $3,250,000 (the "Additional Notes") and Series F Warrants to purchase an aggregate of 69,642 shares of Series F Preferred Stock. The shares of Series F Preferred Stock are initially convertible into 696,420 shares of Common Stock.

---------------------                                      ---------------------
22674V100                                                           Page 9 of 12
---------------------                                      ---------------------

All of the funds to purchase the Additional Notes and Series F Warrants were obtained from contributions from partners of GAP 74, GAPCO and KG, and the available capital of GapStar.

ITEM 4. PURPOSE OF TRANSACTION.

The Reporting Persons acquired beneficial ownership of the shares of Series F Preferred Stock, and hold the shares of Series D Preferred Stock, Series E Preferred Stock, the Warrants and Series F Warrants described in the Original 13D, Amendment No. 1, Amendment No. 2 and this Amendment, for investment purposes. From time to time the Reporting Persons may acquire additional shares of Common Stock, Series D Preferred Stock, Series E Preferred Stock, Series F Preferred Stock, Warrants or Series F Warrants, and dispose of some or all of the shares of Common Stock, Series D Preferred Stock, Series E Preferred Stock, Series F Preferred Stock, Warrants and/or Series F Warrants owned by them. None of the Reporting Persons has any other plans which relate to or would result in any of the items listed in paragraphs (a) through (j) of Item 4.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated in its entirety as follows:

(a) As of April 1, 2005, the Reporting Persons own of record the following securities of the Company:

(i) GA owns of record, no shares of Common Stock, no shares of Series D Preferred Stock, no shares of Series E Preferred Stock, no shares of Series F Preferred Stock, no Warrants to purchase shares of Common Stock and no Series F Warrants to purchase shares of Series F Preferred Stock, or 0.0% of the Company's issued and outstanding shares of Common Stock;

(ii) GAP 74 owns of record 2,091,218 shares of Series D Preferred Stock convertible into 25,287,499 shares of Common Stock, 6,070,185 shares of Series E Preferred Stock convertible into 6,323,235 shares of Common Stock, Warrants to purchase 513,468 shares of Common Stock, and Series F Warrants to purchase 146,613 shares of Series F Preferred Stock convertible into 1,466,130 shares of Common Stock or 48.1% of the Company's issued and outstanding shares of Common Stock;

(iii) GapStar owns of record 159,091 shares of Series D Preferred Stock convertible into 1,923,626 shares of Common Stock, 466,928 shares of Series E Preferred Stock convertible into 486,393 shares of Common Stock, Warrants to purchase 39,062 shares of Common Stock, and Series F Warrants to purchase 11,359 shares of Series F Preferred Stock convertible into 113,590 shares of Common Stock or 3.7% of the Company's issued and outstanding shares of Common Stock;

(iv) GAPCO owns of record 295,146 shares of Series D Preferred Stock convertible into 3,569,010 shares of Common Stock, 783,036 shares of Series E Preferred Stock convertible into 815,678 shares of Common Stock, Warrants to purchase 72,469 shares of Common Stock, and Series F Warrants to purchase 18,526 shares of Series F Preferred Stock convertible into 185,260 shares of Common Stock or 6.7% of the Company's issued and outstanding shares of Common Stock;

(v) KG owns of record no shares of Series D Preferred Stock, 13,183 shares of Series E Preferred Stock convertible into 13,732 shares of Common Stock, no Warrants to purchase shares of Common Stock and Series F Warrants to purchase 286 shares of Series F Preferred Stock convertible into 2,860 shares of Common Stock, or 0.1% of the Company's issued and outstanding shares of Common Stock; and

(vi) GmbH Management owns of record no shares of Series D Preferred Stock, no shares of Series E Preferred Stock and no Warrants to purchase shares of Common Stock and no Series F Warrants to purchase shares of Series F Preferred Stock, or 0.0% of the Company's issued and outstanding shares of Common Stock.

By virtue of the fact that (i) GA is the general partner of GAP 74 and the sole member of GapStar, (ii) the GA Managing Members (other than certain GA Managing Members) are also the general partners authorized and empowered to vote and dispose of the securities held by GAPCO and (iii) the GA Managing Members are authorized and empowered to vote and dispose of the securities owned by KG and GmbH Management, the Reporting Persons may be deemed to share voting power and the power to direct the disposition of the shares of Common Stock underlying the Series D Preferred Stock, the Series E Preferred Stock, the Series F Preferred Stock and the Warrants and to share voting power and the power to direct the disposition of the Series F Warrants which each owns of record. As of April 1, 2005, each of the Reporting Persons may be deemed to own beneficially an aggregate of 40,812,012 shares of Common Stock on an as converted basis as applicable, or 58.4 % of the Company's issued and outstanding shares of Common Stock on an as converted or exercised basis, as applicable.

(b) Each of the Reporting Persons has the shared power to direct the vote and the shared power to direct the disposition of the 40,812,012 shares of Common Stock that may be deemed to be owned beneficially by each of them.

---------------------                                      ---------------------
22674V100                                                          Page 10 of 12
---------------------                                      ---------------------

(c) As more fully described in Item 3 above, on March 29, 2005, the GAP Purchasers, pursuant to the Note and Warrant Purchase Agreement, purchased the Additional Notes and the Series F Warrants. Except as set forth herein, to the knowledge of the Reporting Persons with respect to the persons named in response to paragraph (a), none of the persons named in response to paragraph (a) has effected any transactions in any shares of Common Stock, Series D Preferred Stock, Series E Preferred Stock, Series F Preferred Stock, Warrants or Series F Warrants in the past 60 days.

(d) No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

(e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO THE ISSUER.

Unchanged.

---------------------                                      ---------------------
22674V100                                                          Page 11 of 12
---------------------                                      ---------------------


ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.


Exhibit 1: Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k) (1) under the Securities Exchange Act of 1934, as amended.

Exhibit 2: Power of Attorney, dated January 4, 2005 appointing Thomas J. Murphy, Attorney-in-Fact for GA.

Exhibit 3: Power of Attorney, dated January 4, 2005 appointing Thomas J. Murphy, Attorney-in-Fact for GAPCO.

---------------------                                      ---------------------
22674V100                                                          Page 12 of 12
---------------------                                      ---------------------

                                   SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated April 1, 2005

                                   GENERAL ATLANTIC LLC

                                   By:  /s/ Thomas J Murphy
                                        ------------------------------
                                        Name:  Thomas J.Murphy
                                        Title: Attorney-in-Fact


                                   GENERAL ATLANTIC PARTNERS 74, L.P.

                                   By:  General Atlantic Partners LLC,
                                        Its general partner

                                   By:  /s/ Thomas J Murphy
                                        ------------------------------
                                        Name:  Thomas J.Murphy
                                        Title: Attorney-in-Fact


                                   GAPSTAR, LLC

                                   By:  General Atlantic LLC,
                                        Its sole member

                                   By:  /s/ Thomas J Murphy
                                        ------------------------------
                                        Name:  Thomas J.Murphy
                                        Title: Attorney-in-Fact


                                   GAP COINVESTMENT PARTNERS II, L.P.

                                   By:  /s/ Thomas J Murphy
                                        ------------------------------
                                        Name:  Thomas J.Murphy
                                        Title: Attorney-in-Fact


                                   GAPCO GMBH & CO. KG

                                   By:  GAPCO MANAGEMENT GmbH,
                                        its general partner

                                   By:  /s/ Matthew Nimetz
                                        ------------------------------
                                        Name:  Matthew Nimetz
                                        Title: Managing Director


                                   GAP MANAGEMENT GMBH

                                   By:  /s/ Matthew Nimetz
                                        ------------------------------
                                        Name:  Matthew Nimetz
                                        Title: Managing Director